FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of SEPTEMBER , 2001

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

        1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E
                  3V7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F X    Form 40-F
                                     ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes    No   X
                                            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Hilton Petroleum Ltd.
                                  ----------------------------------
                                  (Registrant)

Date  SEPTEMBER 4, 2001           By  /s/ "Nick DeMare"
      ------------------          ----------------------------------
                                  Nick DeMare, Director
                                  (Signature)*

     *Print the name and title of the signing officer under his signature.



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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                               Tel: (604) 685-9316
                                CDNX SYMBOL: HTP
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------



NEWS RELEASE                                                   SEPTEMBER 4, 2001


                                 DRILLING UPDATE

Bakersfield,  CA - September 4, 2001 -- Hilton  Petroleum Ltd. (CDNX: HTP /
OTCBB: HTPTF)

Don Busby, CEO, Hilton Petroleum Ltd. provides the following update of recent drilling activities.

Basil Prospect, Solano County, Northern California

California Exploration Inc., the prospect generator, has provided this analysis on the results of the Suisun #25 Well in which Hilton holds a 32.48% WI (BPO). On July 25th the well was spud to test the Basil prospect which is located on the south flank of the Suisun Gas Field. The Suisun Gas Field has produced 90 BCF since 1947. The discovery well in the Suisun Gas Field flowed 7 -9 MMCF/day for nearly 16 years and produced for 30 years before it was shut in. Development wells flowed between 2 and 6 MMCF/day and produced for over 30 years each. The Basil prospect covers an area 15% larger than the area of the Suisun Gas Field. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet.

East Lost Hills

As there has been a great deal of uncertainty regarding developments at the East Lost Hills ("ELH") project, and in particular the results of the ELH #4 well, Don Busby, CEO of Hilton, wishes to provide this update of activities at East Lost Hills.

First of all it is important to understand that one objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. At this time the Company is neither encouraged nor discouraged with the ELH #4 well, as the well has not been tested and there are no results on the deliverability from this well bore.

                                                                         ..../2


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By way of background the ELH #4 well was drilled to a depth of 20,800 feet. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core. Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples is ongoing. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot which covers the entire East Lost Hills area including the ELH #4 well.

While these assessments are ongoing a decision was made to temporarily suspend the well in order to reduce expenses by not having to pay rig costs. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones. During the plugging operations on August 26th the well started to flow and it became necessary to flare off the gas and handle the produced condensate during the well control operations.

The ELH #9 well is drilling ahead at approximately 12,000 feet. Aera Energy is drilling an additional well 2.5 miles to the north of the ELH #2. The East Lost Hills Joint Venture contributed lands to Aera Energy and has retained an interest in this well. The rig from ELH #3 was moved to the Aera Energy location but an additional rig is being brought to East Lost Hills to replace this rig.

At Pyramid Power, an additional prospect located approximately 11 miles northwest of East Lost Hills, construction of the drilling pad is now complete. One of the significant features of Pyramid Power is that the structures are shallower and the Temblor Sands should be encountered at a depth of approximately 12, 500 feet rather than at 17,000 feet as at East Lost Hills. It is also believed that the primary target, the Point of Rocks, will be encountered at approximately 15,000 feet.

Hilton holds a 12.125 % WI (BPO) in the East Lost Hills wells and an 8.25 % working interest in Pyramid Power.

Hilton   Petroleum  Ltd.  is  a  public  company  engaged  in  exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB: HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.


ON BEHALF OF THE BOARD



"Don Busby"
------------------------------
Donald W. Busby, CEO


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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